

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 5, 2007

<u>Via U.S. mail</u>

Mr. Terence Barr, Managing Director, President and Chief Executive Officer
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
Australia

> **Re: Samson Oil & Gas Limited**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed August 20, 2007**
> **File No. 001-33578**

Dear Mr. Barr:

We have reviewed your amended filing and your response letter dated August 17, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

2.   Ensure that, in future filings, your filed redline version marks all changes in the document.

"The exploration, development and operation of oil and gas properties…", page 13

3.   We note the revised disclosure in the first sentence after the bullet points. Please provide your estimated cost to develop your proved reserves as of a more recent date than June 30, 2006 and provide the actual figure.

Pro Forma Information Regarding Proved Oil and Gas Reserves, page 20

4.   You disclose that you are presenting pro forma information regarding proved oil and gas reserves for the year ended June 30, 2005. Please revise your disclosure to state you are presenting pro forma information regarding proved oil and gas reserves for the year ended June 30, 2006.

5.   In addition, please present a pro forma standardized measure of future discounted future net cash flows relating to proved oil and gas reserve quantities giving effect to the acquisition of the Jonah and Look Out Wash properties as if it had occurred at July 1, 2005.

Marketing Channels, page 22

6.   Please revise the first sentence of the second paragraph to clarify the statement you are making regarding the fixed forward swap contracts with Macquarie bank.

7.   Please file the marketing agreements whereby the oil and natural gas produced on your material oil and gas properties are sold, or provide us with an analysis as to why these do not need to be filed.

Results of Operations, page 32

8.   We note your response to our comment 16 regarding the line item to be used as your primary indicator of your overall profit/loss. We note further, that while you changed the name of the line item, you did not change the figure to match the figure for "net loss attributable for members of the parent" in your financial statements. Please revise.

Impairment, page 32

9.   You disclose that you recorded an impairment charge in the amount of $5,949,956 related to your Greens Canyon property during the year ended June 30, 2006. However, on page 11 you state that you were required to write down the value of

the Greens Canyon property by $4,344,063 at June 30, 2006. Please revise your document to reconcile between these two amounts.

Pro Forma Non-GAAP Combined Predecessor and Successor Financial Information, page 34

10.   To assist readers in understanding how you determined the pro forma combined predecessor company and successor company financial information, please include a table that depicts separately the predecessor and successor financial information that has been added together to arrive at the combined financial information.

        In addition, do not use the term "pro forma" when referring to the combined financial information. The use of this term implies that you are presenting this information in accordance Article 11 of Regulation S-X. Rather, you should refer to this information as "non-GAAP combined."

Capital Expenditures, page 36

11.   We note your response to our comment 18 regarding the non-cash expenditure in relation to the acquisition of Kestrel Energy Inc. Please revise the new disclosure so that it speaks as of a more recent date than June 30, 2005. The current language reads as if it was written sometime in 2005.

Summary Compensation Table, page 40

12.   Please update your disclosure on executive compensation to take into account your fiscal year ended June 30, 2007. We note General Instruction (C), paragraph b of Form 20-F.

13.   In response to our comment 23, you filed the consultancy agreement with Arndt Energy Limited relating to Mr. Barr's services as exhibit 10.1. We note that this agreement was amended, effective July 1, 2006, yet you did not file such amendment. Further, we note that the consultancy agreement that was filed indicates that Mr. Barr's salary is $230,000 per annum and that Mr. Barr receives $50,000 per annum for living expenses. Please update your summary compensation table and other relevant sections of your 20-F to take this into account and file the letter agreement amending the consultancy agreement as an exhibit.

14.   Section 3.3 of Ms. Lamont's employment contract indicates that she receives compensation for owning and operating an automobile. Please include this compensation in your summary compensation table and other relevant sections of your 20-F.

Related Party Transactions, page 44

15.   Please revise your description of the employment agreement with Ms. Lamont to indicate that she is the Chief Financial Officer of both you and your U.S. subsidiary as indicated in her employment agreement.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 60

16.   We note your response to prior comment 27 regarding the quantitative disclosures about market risk as it pertains to commodity price risk, interest rate risk and foreign currency risk. We note that you include a table showing the impact of changes in the USD:AUD exchange rate on the value of the embedded derivative. Please clarify this change impacts on your net income (loss).

Exhibits, pages 68 and 70

17.   Please note that you revised the exhibit index on page 68, but have not updated the index on page 70. Please revise.

18.   We note your response to our comment 28 regarding your analysis for not filing the deposit agreement with The Bank of New York as an exhibit. Please file a draft of the form of deposit agreement. We note that you have already done so in connection with your Form F-6.

Financial Statements

Samson Oil & Gas Limited

Consolidated Cash Flow Statement, page F-4

19.   We have reviewed your response to prior comment 30. Please disclose within your notes to your financial statements that it is your policy to classify exploration costs that are expensed as incurred as a cash flow from investing activities. .

Note 2 – Summary of Significant Accounting Policies, page F-6

(s) Petroleum exploration costs, page F-17

20.   We note you have revised your disclosure in response to our prior comment 32 to indicate you account for your oil and gas properties under the "area of interest" method. Further, we note you state your application of the area of interest method closely aligns to the successful efforts method. Please expand your disclosure to

explain how the application of the area of interest method may differ from the application of the successful efforts method.

Kestrel Energy Inc.

Report of Independent Public Accounting Firm, page F-87

21.   We note your auditor has included an explanatory paragraph indicating the financial statements of Kestrel Energy Inc. were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete financial presentation of the company. Please explain to us why your auditor believes it is necessary to include this modifying language within their report. It is our understanding that you have presented a complete set of financial statements for Kestrel Energy Inc.

Note 7 – Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-94

22.   We note you have presented the aggregate change in the standardized measure in Kestrel Energy Inc.'s future net cash flows for the period July 1, 2004 through January 31, 2005. Please also disclose the standardized measure of discounted future net cash flows relating to the proved oil and gas reserve quantities for Kestrel Energy Inc. Refer to paragraphs 30 through 34 of SFAS 69 for additional guidance.

Engineering Comments

Risk Factors, page 11

We are subject to complex, federal, state, local and other laws……., page 14

23.   We have reviewed your response to comment 40. Please tell us what percent of your acreage is on federal lands and if material, please revise your document to disclose this fact.

Information on the Company, page 17

Pro Forma Information regarding Proved Oil and Gas Reserves, page 20

24.   Please reconcile for us the pro forma reserves reported as 13,605 MMcfe as of June 30, 2006 with the reserve determined in the reserve reports of properties acquired from Stanley Energy and Kestrel as of June 30, 2006 of 9,285.5 MMcfe.

Greens Canyon Field, Wyoming, page 26

25.   We have reviewed your response to comment 45 and the press release cited. The press release also states that apparently 17 previous wells were either poor producers or unproductive altogether. Therefore, please clarify your statement with all material facts or remove this disclosure.

Directors, Senior Management and Employees, page 38

26.   It appears that Jeffrey W. Rhodes who wrote the reserve reports dated June 20, 2007 and is identified in the report as an Oil and Gas Consultant was the Vice President of Engineering of Samson Oil & Gas at the time he wrote the reports and was responsible for all engineering activities in the company, including reserve evaluation. Please disclose this information.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3703 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Gallagher
N. Mohammed
J. Murphy
J. Madison

Via facsimile:
S. Lee Terry, Jr.
(303) 892-7400